SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               Sparta Foods, Inc.
                                (Name of Issuer)

                               Sparta Foods, Inc.
                        Cenex Harvest States Cooperatives
                       (Name of Persons Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   846573 30 1
                      (CUSIP Number of Class of Securities)

                                 Joel P. Bachul
                      President and Chief Executive Officer
                               Sparta Foods, Inc.
                             1565 First Avenue N.W.
                          New Brighton, Minnesota 55112
                                 (651) 646-5500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                   Copies To:

William Payne, Esq.                            Daniel A. Yarano, Esq.
Dorsey & Whitney LLP                           Fredrikson & Byron, P.A.
Pillsbury Center South                         1100 International Centre
220 South Sixth Street                         900 Second Avenue South
Minneapolis, MN 55402-1498                     Minneapolis, MN  55402-3397

This statement is filed in connection with (check the appropriate box):

           The filing of solicitation materials or an information statement
a.   /x/   subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
           Securities Exchange Act of 1934.
b.   / /   The filing of a registration statement under the Securities Act of
           1933.
c.   / /   A tender offer.
d.   / /   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

                            CALCULATION OF FILING FEE

Transaction Valuation                             Amount of Filing Fee
$14,914,615*                                      $2,983*

* For purposes of calculation of fee only, this amount is based on (i) 10,278,916 shares (the number of shares of Common Stock of Sparta Foods, Inc. outstanding as of January 19, 2000 ("Common Stock")) multiplied by $1.41, the cash consideration per share plus (ii) $421,343, the aggregate amount anticipated to be paid to certain persons holding options and warrants to acquire shares of common stock in consideration of cancellation of such options and warrants (assuming an aggregate of 1,135,580 options and 80,000 warrants are cancelled in exchange for cash in the transaction).
** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

  / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                                                Filing Party: Sparta Foods, Inc.
                                                        Cenex Harvest Stated
Amount Previously Paid: $___________                       Cooperatives

Form or Registration No.: Preliminary           Date Filed: January 21, 2000
Schedule 14A Proxy Statement


     Sparta Foods, Inc., a Minnesota corporation ("Sparta") and Cenex Harvest States Cooperatives ("Cenex") hereby submit their Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement"). This Statement relates to a proposed Agreement of Merger dated as of December 31, 1999 (the "Merger Agreement") by and among Sparta, Cenex and SF Acquisition Corp. ("Merger Sub") pursuant to which Merger Sub will be merged with and into Sparta (the "Merger"),with Sparta as the surviving entity. In the Merger, each outstanding share of common stock of Sparta will be converted, without any action on the part of the shareholders, into the right to receive $1.41 in cash per share. Any Sparta shares with respect to which dissenters' rights have been exercised will be dealt with as provided in Sparta's definitive proxy statement relating to the solicitation of proxies for a Special Meeting of Shareholders of Sparta at which time Sparta's shareholders will be asked to vote upon the approval of the Merger Agreement (the "Proxy Statement") and will not automatically convert into cash.

     This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Proxy Statement was filed by Sparta with the Securities and Exchange Commission (the "Commission") immediately prior to the filing of this Statement. Terms used but not defined herein shall have the meanings set forth in the Proxy Statement.

     All information contained in this Statement concerning Cenex and Merger Sub and the financing of the Merger has been supplied by Cenex. Except as otherwise indicated, all other information contained in this Statement has been supplied by Sparta.

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement.

                              CROSS-REFERENCE SHEET

  Item in
Schedule 13E-3                       Where located in the Proxy Statement
---------------                      ------------------------------------
Item 1(a)               **

Item 1(b) SUMMARY - Record Date and Shareholders Entitled to Vote; MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND INFORMATION; THE SPECIAL MEETING -- Voting Information

Item 1(c)-(d)           MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND
                        INFORMATION

Item 1(e)               *
                        THE MERGER--Recent Acquisitions of Sparta Securities by
Item 1(f)               Affiliates
                        **

Item 2(a)-(d) and (g)   SUMMARY -- Parties to the Merger; PARTIES TO THE MERGER;
                        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                        MANAGEMENT; CENEX OFFICERS AND DIRECTORS

Item 2(e)-(f)           **

Item 3(a)(1)            *

Item 3(a)(2) and (b)    SUMMARY -- Vote Required; THE MERGER --
                        Background of the Merger; -- Interests of Certain
                        Persons in the Merger; Voting and Proxy Agreements;
                        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                        OWNERS AND MANAGEMENT

Item 4(a) SUMMARY; THE MERGER AGREEMENT; THE MERGER - Merger Consideration; RIGHTS OF DISSENTING SHAREHOLDERS; Appendix A; Appendix B; and Appendix C

Item 4(b)               SUMMARY-- Interests of Certain Persons in the Merger;
                        THE MERGER-- Interests of Certain Persons in the Merger;-- Voting and Proxy Agreements;-- Merger Consideration;--Purpose and Effects of the Merger; THE MERGER AGREEMENT-- Treatment of Stock Options and Warrants; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Item 5(a)-(g)           SUMMARY -- Interests of Certain Persons in the
                        Merger; THE MERGER -- Merger Consideration; -- Purpose and Effects of the Merger; --Plans for Sparta After The Merger;-- Interests of Certain Persons in the Merger; THE MERGER AGREEMENT.

Item 6(a) THE MERGER -Source and Amount of Consideration THE MERGER AGREEMENT--Payment of Shares.

Item 6(b)               SUMMARY -- Solicitation of Proxies; THE MERGER
                        --Source and Amount of Consideration, -- Opinion of the Financial Advisor; THE MERGER AGREEMENT -- Fees and Expenses; THE SPECIAL MEETING -- Proxy Solicitation


Item 6(c )and (d)       *

Item 7(a)-(c)           SUMMARY -- Reasons for the Merger; THE MERGER
                        -- Background of the Merger; -- Reasons for the Merger; -- Purpose and Effects of the Merger, --Plans for Sparta After the Merger

Item 7(d) SUMMARY;-- Effects of the Merger;-- Interests of Certain Persons in the Merger;-- Certain Tax Consequences to Shareholders; THE MERGER-- Merger Consideration;-- Reasons for the Merger;-- Purpose and Effects of the Merger;-- Material Federal Income Tax Considerations;-- Interests of Certain Persons in the Merger-- Plans for Sparta After the Merger; THE MERGER AGREEMENT

Item 8(a)-(b) SUMMARY-- Recommendations of the Special Committee and Board of Directors;-- Opinion of Financial Advisor;-- Reasons for the Merger; THE SPECIAL MEETING-- Matters to be Considered at the Special Meeting; THE MERGER-- Reasons for the Merger;-- Opinion of the Financial Advisor;-- Recommendation of the Special Committee and Board of Directors; Cenex and Merger Sub Believe the Merger is Fair; THE MERGER AGREEMENT; Appendix B; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND INFORMATION; and SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Item 8(c) SUMMARY -- Vote Required; THE SPECIAL MEETING -- Vote Required; THE MERGER -- Recommendation of the Special Committee and Board of Directors. --Reasons for the Merger; Cenex and Merger Sub Believe the Merger is Fair

Item 8(d) SUMMARY -- Opinion of Financial Advisor; THE MERGER -- Background of the Merger; -- Opinion of Financial Advisor; Cenex and Merger Sub Believe the Merger is Fair

Item 8(e) SUMMARY -- Recommendation of the Special Committee and Board of Directors; THE SPECIAL MEETING -- Matters to be Considered at the Special Meeting; THE MERGER -- Recommendation of the Special Committee and Board of Directors; -- Reasons for the Merger; Cenex and Merger Sub Believe the Merger is Fair

Item 8(f)               *

Item 9(a)-(b)           SUMMARY; THE MERGER -- Background of the
                        Merger; -- Opinion of the Financial Advisor; -- Reasons for the Merger; --Source and Amount of Consideration and Appendix B

Item 9(c)               **

Item 10(a) THE MERGER -- Interests of Certain Persons in the Merger; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Item 10(b) THE MERGER--Recent Acquisitions of Sparta's Securities by Affiliates

Item 11 SUMMARY-- Vote Required; THE MERGER - Voting and Proxy Agreements; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; THE MERGER AGREEMENT; Appendix A

Item 12(a)-(b)          SUMMARY -- Vote Required; THE SPECIAL MEETING
                        -- Vote Required; THE MERGER--Interests of Certain Persons in the Merger; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Item 13(a) SUMMARY -- Rights of Dissenting Shareholders; RIGHTS OF DISSENTING SHAREHOLDERS; Appendix C

Item 13(b) QUESTIONS AND ANSWERS ABOUT THE MERGER -- Who Can Help Answer My Questions?, WHERE YOU CAN FIND MORE INFORMATION

Item 13(c)              *

Item 14(a)              HISTORICAL SELECTED FINANCIAL DATA; DOCUMENTS
                        INCORPORATED BY REFERENCE

Item 14(b)              *

Item 15(a)-(b) THE SPECIAL MEETING -- Proxy Solicitation; Revocation and Use of Proxies

Item 16 Proxy Statement, including exhibits, and related Notice of Special Meeting and Proxy

Item 17(a)              *

Item 17(b)(1)           Fairness Opinion of Greene Holcomb and Fisher, LLC
                        Appendix B

Item 17(c)(1)           Proxy Statement; Appendix A; Appendix B; Appendix C

Item 17(d) Proxy Statement and related Notice of Special Meeting and Proxy

Item 17(e)              Appendix C

Item 17(f)              *

*        The Item is inapplicable or the answer thereto is in the negative.
**       The information requested by this item is included in this Schedule
         13E-3.

Item 1. Issuer and Class of Securities Subject to the Transaction

         (a) The name of the issuer is Sparta Foods, Inc., a Minnesota corporation (also referred to as "Sparta"). The address of Sparta's principal executive office is 1565 First Avenue, N.W., New Brighton, Minnesota 55112. The class of equity securities to which this statement relates is Common Stock, $0.01 par value, of Sparta. The information set forth on the cover page of, and under "SUMMARY -- Parties to the Merger;" and "PARTIES TO THE MERGER" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under "SUMMARY -- Record Date and Shareholders Entitled to Vote," "MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND INFORMATION" and "THE SPECIAL MEETING -- Voting Information" is incorporated herein by reference.

         (c)-(d) The information set forth under "MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND INFORMATION" is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth under "THE MERGER - Recent Acquisitions of Sparta Securities by Affiliates" is incorporated herein by reference.

Item 2. Identity and Background

         (a)-(d) and (g) This Schedule 13E-3 is being filed by Sparta and Cenex. The information set forth under "SUMMARY -- Parties to the Merger," "PARTIES TO THE MERGER," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "CENEX OFFICERS AND DIRECTORS," are incorporated by reference. Also the information set forth in Sparta's Form 10-KSB for the fiscal year ended September 30, 1999 under the heading "Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(A) of the Exchange Act" is hereby incorporated by reference pursuant to General Instruction D of Schedule 13e-3.

         (e) and (f) During the last five years, none of Sparta or any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Past Contacts, Transactions or Negotiations

         (a)(1)   Not applicable.

         (a)(2) and (b) The information set forth under "SUMMARY - Vote Required;" "THE MERGER -- Background of the Merger; -- Interests of Certain Persons in the Merger; -- Voting and Proxy Agreements" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 4. Terms of the Transactions

         (a) The information set forth under "SUMMARY", "THE MERGER AGREEMENT," "THE MERGER - Merger Consideration;" "RIGHTS OF DISSENTING SHAREHOLDERS" and Appendix A, B and C is incorporated herein by reference.

         (b) The information set forth under "SUMMARY - Interests of Certain Persons in the Merger;" "THE MERGER -- Interests of Certain Persons in the Merger; - Voting and Proxy Agreements;" "- Merger Consideration;" -- "Purpose and Effects of the Merger;" "THE MERGER AGREEMENT -- Treatment of Stock Options and Warrants;" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 5. Plans or Proposals of the Issuer of Affiliate

         (a)-(g) The information set forth under "SUMMARY - Interests of Certain Persons in the Merger;" "THE MERGER - Merger Consideration; - Purpose and Effects of the Merger; -- Plans for Sparta After the Merger; -- Interests of Certain Persons in the Merger;" and "THE MERGER AGREEMENT" is incorporated herein by reference.

Item 6. Source and Amount of Funds or Other Consideration

         (a) The information set forth under "THE MERGER - Source and Amount of Consideration", THE MERGER AGREEMENT - Payment of Shares" is incorporated herein by reference.

         (b) The information set forth under "SUMMARY - Solicitation of Proxies;" "THE MERGER -- Opinion of the Financial Advisor;" -- Source and Amount of Consideration; "THE MERGER AGREEMENT--Fees and Expenses;" and "INFORMATION CONCERNING THE SPECIAL MEETING -- Proxy Solicitation" is incorporated herein by reference.

         (c) and (d)       Not applicable.

Item 7. Purposes, Alternatives, Reasons and Effects

         (a)-(c) The information set forth under "SUMMARY -- Reasons for the Merger" and "THE MERGER -- Background of the Merger; -- Reasons for the Merger; -- Purpose and Effects of the Merger; -- Plans for Sparta After the Merger" is incorporated herein by reference.

         (d) The information set forth under "SUMMARY - Effects of the Merger; - Interests of Certain Persons in the Merger; - Certain Tax Consequences to Shareholders;" "THE MERGER -- Merger Consideration; -- Reasons for the Merger; -- Purpose and Effects of the Merger; -- Material Federal Income Tax Considerations; -- Interests of Certain Persons in the Merger;" -Plans for Sparta After the Merger;" and "THE MERGER AGREEMENT" is incorporated herein by reference.

Item 8. Fairness of the Transactions

         (a)-(b) The information set forth under "SUMMARY -- Recommendations of the Special Committee and Board of Directors; -- Opinion of Financial Advisor; -- Reasons for the Merger;" "THE SPECIAL MEETING -- Matters to be Considered at the Special Meeting;" "THE MERGER -- Reasons for the Merger; -- Opinion of the Financial Advisor; -- Recommendation of the Special Committee and Board of Directors; Cenex and Merger Sub Believe the Merger is Fair;" "THE MERGER AGREEMENT;" "Appendix B;" "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;" "MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND INFORMATION;" and "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" is incorporated herein by reference.

         (c) The information set forth under information concerning "SUMMARY -- Vote Required;" "THE SPECIAL MEETING -- Vote Required;" "THE MERGER -- Recommendation of the Special Committee and Board of Directors and Reasons for the Merger; Cenex and Merger Sub Believe the Merger is Fair" is incorporated herein by reference.

         (d) The information set forth under "SUMMARY -- Opinion of Financial Advisor;" "THE MERGER -- Background of the Merger; and -- Opinion of Financial Advisor; Cenex and Merger Sub Believe the Merger is Fair" is incorporated herein by reference.

         (e) The information set forth under "SUMMARY -- Recommendation of the Special Committee and Board of Directors;" "THE SPECIAL MEETING -- Matters to be Considered at the Special Meeting;" "THE MERGER -- Recommendations of the Special Committee and the Board of Directors and Reasons for the Merger; Cenex and Merger Sub Believe the Merger is Fair " is incorporated herein by reference.

         (f) Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

         (a)-(b) The information set forth under "SUMMARY;" "THE MERGER -- Background of the Merger; -- Opinion of the Financial Advisor; -- Reasons for the Merger", - Source and Amount of Consideration;" and "Appendix B" is incorporated herein by reference.

         (c) The opinion of Greene Holcomb will be made available for inspection and copying at the principal executive offices of Sparta during its regular business hours by an interested Sparta shareholder or his/her representative who has been so designated in writing.

Item 10. Interest in Securities of the Issuer

         (a) The information set forth under "THE MERGER -- Interests of Certain Persons in the Merger;" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

         (b) The information set forth under "THE MERGER - Recent Acquisitions of Sparta Securities by Affiliates," is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

         The information set forth under "SUMMARY -- Vote Required;" "THE MERGER -- Voting and Proxy Agreements;" "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;" "THE MERGER AGREEMENT;" and "Appendix A" is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

         (a)-(b) The information set forth under "SUMMARY -- Vote Required;" "THE SPECIAL MEETING -- Vote Required;" "THE MERGER -- Interests of Certain Persons in the Merger;" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 13. Other Provisions of the Transaction

         (a) The information set forth under "SUMMARY -- Rights of Dissenting Shareholders;" "RIGHTS OF DISSENTING SHAREHOLDERS;" and "Appendix C" is incorporated herein by reference.

         (b) The information set forth under "QUESTIONS AND ANSWERS ABOUT THE MERGER -- Who Can Help Answer My Questions?" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.

         (c) Not applicable.

Item 14. Financial Information

         (a) The information set forth under "HISTORICAL SELECTED FINANCIAL DATA" and "DOCUMENTS INCORPORATED BY REFERENCE" is incorporated herein by reference.

         (b) Not applicable.

Item 15. Persons and Assets Employed, Retained or Utilized

         (a)-(b) The information set forth under "THE SPECIAL MEETING -- Proxy Solicitation; Revocation and Use of Proxies" is incorporated herein by reference.

Item 16. Additional Information

         All the information set forth in the Proxy Statement and each exhibit attached thereto is incorporated by reference herein.

Item 17. Material to be Filed as Exhibits

         (a) Not applicable.

         (b)(1) Fairness Opinion of Greene Holcomb and Fisher, LLC (incorporated by reference to Appendix B to the Proxy Statement).

         (c)(1) Agreement of Merger dated as of December 31, 1999 by and among Sparta, Cenex and Merger Sub, Inc. (incorporated by reference to Appendix A to the Proxy Statement).

         (c)(2) Form of Voting and Proxy Agreement dated as of December 31, 1999 from Sparta's officers and directors and a principal shareholder.

         (d) Proxy Statement and related Notice of Special Meeting and Proxy (incorporated by reference to the Proxy Statement filed by Sparta Foods, Inc. on the date hereof).

         (e) Dissenters' Rights Provisions (incorporated by reference to Appendix C to the Proxy Statement).

         (f) Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2000            SPARTA FOODS, INC.


                                   By:   /s/ Joel P. Bachul
                                   Name: Joel P. Bachul
                                   Title: President and Chief Executive Officer


                                   CENEX HARVEST STATES COOPERATIVES

                                   By:   /s/ James D. Tibbetts
                                   Name: James D. Tibbetts
                                   Title: Executive Vice President
                                          Consumer Products Group

                                  EXHIBIT INDEX
                                 SCHEDULE 13E-3



Exhibit Number           Description

Item 17(a)
Item 17(b)(1) Fairness Opinion of Greene Holcomb and Fisher, LLC (incorporated by reference to Appendix B to the Schedule 14A filed by Sparta on January 20, 2000).
Item 17(c)(1) Agreement of Merger dated as of December 31, 1999 by and among Sparta, Cenex and Merger Sub, Inc. (incorporated by reference to Appendix A to the Schedule 14A filed by Sparta on January 20, 2000 ).

Item 17(c)(2) Form of Voting and Proxy Agreement dated as of December 31, 1999 from Sparta's officers and directors and a principal shareholder*
Item 17(d) Proxy Statement and related Notice of Special Meeting and Proxy (incorporated by reference to the Schedule 14A filed by Sparta on January 20, 2000 )
Item 17(e) Dissenters' Rights Provisions (incorporated by reference to Appendix C to the Schedule 14A filed by Sparta on January 20, 2000)
Item 17(f)               Not applicable

*  Filed herewith.

Exhibit 17(c)(2)

                           Voting and Proxy Agreement


         This Voting and Proxy Agreement dated December _______, 1999 is entered into between __________________________________, a resident of the State of
_______________________ (the "Stockholder"), and Cenex Harvest States Cooperatives, a Minnesota corporation (the "Buyer"). Sparta Foods, Inc., a Minnesota corporation (the "Company"), the Buyer and SF Acquisition Corp., a Minnesota corporation and a wholly owned subsidiary of the Buyer (the "Buyer Subsidiary") propose to enter into an Agreement of Merger dated the date hereof (the "Merger Agreement") pursuant to which Buyer Subsidiary will be merged (the "Merger") into the Company, which will thereupon become a wholly owned subsidiary of the Buyer. The Merger has been approved by the Company's board of directors and, if the Merger Agreement is executed, will be submitted to the stockholders of the Company for approval. The Buyer will not enter into the Merger Agreement except after the receipt of the assurances provided by the execution of this Agreement, and the Stockholder desires to induce the Buyer to enter into the Merger Agreement. Capitalized terms used herein without definition have the meanings stated in the Merger Agreement. Accordingly, the Stockholder hereby agrees as follows:

         1.       Voting for Merger.

         (a) Subject to the terms and conditions hereof, the Stockholder will vote the Subject Shares (i) in favor of the Merger at any shareholder meeting with respect thereto, or any adjournment thereof and (ii) against any Third Party Transaction at any shareholder meeting with respect thereto or at any adjournment thereof. "Subject Shares" means (i) the shares of common stock of the Company listed below the Stockholder's signature hereof (the "Listed Shares"), (ii) any shares of capital stock of the Company in which he directly or indirectly has Beneficial Ownership and has the power to vote such shares and
(iii) shares of capital stock hereafter acquired. "Beneficial Ownership" has the meaning stated in Rule 13d-3 issued by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

         (b) Prior to the consummation of the Merger or any earlier termination of this Agreement, Stockholder will not transfer, voluntarily or involuntarily, any record, beneficial or security interest in any of the Listed Shares to any Person. Any purported transfer or Contract in violation of this Section 1(b) will be null and void

         (c) The Stockholder hereby grants to the Buyer an irrevocable proxy to vote all shares of capital stock of Sparta Foods, Inc. now owned or hereafter acquired by the undersigned as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations in the manner prescribed by Section 1(b). Stockholder affirms that this proxy is coupled with an interest and is irrevocable. THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

         (d) Simultaneously herewith, the certificates representing all Listed Shares are being legended as follows: "The securities represented by this certificate are subject to a Voting and Proxy Agreement dated December 31, 1999 between ________________________________________ and Cenex Harvest States
Cooperatives which restricts the voting and transfer of such securities. A copy of such agreement is available for inspection at the principal office of the issuer."

         2. Stockholder's Representations and Warranties. The Stockholder hereby represents and warrants to the Buyer that:

         (a) The Beneficial Ownership and record ownership of, and the certificates representing the Listed Shares, are fully and accurately stated at the end of this Agreement. The Stockholder has (i) exclusive Beneficial Ownership of the Listed Shares, subject to no security interest, pledge, restriction or right of any third Person and (ii) exclusive possession of all certificates there listed.

         (b) The execution and delivery of this Agreement by the Stockholder do not, and the performance of his obligations hereunder conflict with or violate any laws applicable to him or (B) conflict with, result in any breach of, constitute a default (or an event which with notice or lapse of time or both would become a default) under any agreement to which the Stockholder is a party or by which the Stockholder is bound.

         (c) The execution and delivery of this Agreement by the Stockholder do not, and the performance of his obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Government Agency for or by the Stockholder.

         3. Termination. This Agreement will terminate, and be of no further force or effect, if the Merger Agreement is terminated pursuant to Section 6.3(a), (b), (c) or (d) of the Merger Agreement, provided that no such termination of this Agreement shall relieve the Stockholder of any liability with respect to any breach of this Agreement occurring prior to such termination.


         IN WITNESS WHEREOF, the Stockholder has signed this Agreement.


                                            __________________________________

                              Print Name:   __________________________________



---------------------- -------------------------- -----------------------

Certificate No:        Record Holder              No. of Shares
---------------------- -------------------------- -----------------------


---------------------- --------------------------


---------------------- --------------------------

                                           Total
------------------------------------------------- -----------------------



Accepted:

Cenex Harvest States Cooperatives


By:      ___________________________________
         Name:

         Title: